Exhibit 12
Conagra Brands, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six weeks ended
November 27, 2016
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$430.2
Add (deduct):
Fixed charges	131.5
Distributed income of equity method investees	7.0
Capitalized interest	(4.1)
Earnings available for fixed charges (a)	$564.6

Fixed charges:
Interest expense	$113.9
Capitalized interest	4.1
One third of rental expense (1)	13.5
Total fixed charges (b)	$131.5

Ratio of earnings to fixed charges (a/b)	4.3

(1) Considered to be representative of interest factor in rental expense.